GERRISH MCCREARY SMITH, PC
Attorneys
Greyson E. Tuck
700 Colonial Road, Suite 200	Email: gtuck@gerrish.com
Memphis, Tennessee 38117
P. O. Box 242120
Memphis, Tennessee 38124-2120
Telephone: (901) 767-0900
Facsimile: (901) 684-2339

December 1, 2009	PERSONAL AND CONFIDENTIAL
hindinp@sec.gov

Mr. Perry J. Hindin
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
Washington, DC 20549-3628

Re:	Citizens Financial Corp.
SEC Rule 12b-4 disclosure

Dear Perry:

Thank you for your recent comments regarding our Amended Schedule 13E-3 and proxy materials.  Based on your comments, we have further amended the proxy materials that will be distributed to the Citizens Financial Corp. shareholders.  A copy of the amended 13E-3 filing, including the amended proxy materials, is attached.

The following sets forth your prior comments and our response.

1.	We reissue prior comment 4. The exhibit B to the Schedule 13E-3 filed on EDGAR does not contain the requested revision.

I apologize for this repeated mistake.  The bank’s filing agent was provided with an updated copy of the Exhibit B to the Schedule 13E-3 that includes page 5.  However, the filing agent failed to file the correct copy.  The amended Schedule 13E-3 should contain page 5 of Exhibit B.

2.
We reissue prior comment 6.  We note that the second paragraph on page 30 indicates that Howe Barnes, in forming its fairness opinion, relied upon, among other things, “Company financial forecasts and projections, (including the 2009 budget, securities portfolio report, listing of OREO and Fixed Assets, loan watch list and assumed asset growth and profitability rates)…”  We also note that the third paragraph on page 30 indicates that Howe Barnes assumed and relied upon the accuracy, completeness and fairness of the information furnished to Howe Barnes for purposes of its opinion and that “with respect to the information relating to the prospects of Citizens Financial, Howe Barnes assumed that such information reflected the best currently available judgments and estimates of the management of Citizens Financial as to the likely future financial performance of Citizens Financial.”  In addition, we have reviewed the budget information that you provided to the Staff on a supplemental basis and which you indicated represents some of the financial forecasts and projections referenced in the above disclosure.

Mr. Perry J. Hindin	Page 2	December 1, 2009

As noted in our prior comment 6, disclosure of the financial projections referenced above and provided to Howe Barnes appears material to security holders in their evaluation of (i) Howe Barnes’ fairness opinion and (ii) the Board’s consideration of such opinion in its ultimate determination that the merger transaction is fair to unaffiliated security holders.  Please disclose in the Special Factors section of the proxy materials the contents of all financial projections.  Currently, your disclosure only describes the documents that were provided to Howe Barnes.  In addition, please also disclose (i) the approximate date on which the financial projections provided in this section were last updated by management and (ii) the key business and economic assumptions underlying the Company’s projections.

The only Company financial projections provided to Howe Barnes were contained in the Company’s 2009 amended budget.  These financial projections are disclosed in the proxy materials on pages 25 - 26 and 36 – 37.

In addition to disclosing the contents of the financial projections contained in the Company’s 2009 budget, the proxy statement now discloses the approximate date on which the financial projections were last updated (June 11, 2009) and sets forth the key business and economic assumptions underlying the Company’s projections (see pages 27 and 38).

I trust the above has adequately explained our changes to the attached materials.  As always, please feel free to contact me at (901) 684-2311 or gtuck@gerrish.com if you have questions or need additional information.

Sincerely,

Greyson E. Tuck

Greyson E. Tuck

GET:cas

C03201\001\GET

Attachment

c:	Mr. Tom Derbyshire
Jeffrey C. Gerrish, Esq.
J. Franklin McCreary, Esq.